                                                                     EXHIBIT 1

FOR MORE INFORMATION CONTACT

George A. Hervey
Sr. VP Finance & CFO
(408) 367-1400 x228

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------



                        GALILEO TECHNOLOGY LTD. REPORTS
                          FIRST QUARTER 1999 RESULTS


     San Jose, CA -- April 19, 1999 -- Galileo Technology Ltd. (Nasdaq: GALT) today reported net sales for the first quarter of 1999 increased to a record $15.2 million, compared to $15.1 million for the first quarter of 1998. Net income for the quarter decreased to $5.0 million, or $0.23 per share, compared to net income of $5.2 million, or $0.25 per share, for the corresponding quarter last year. All per share amounts are diluted earnings per share. Diluted shares used in computing earnings per share for the first quarter of 1999 were 22.0 million, compared to 21.3 million shares for the first quarter of 1998.

     Net sales for the first quarter 1999 increased 11% from the fourth quarter 1998 net sales of $13.7 million. First quarter 1999 net income increased 17% compared to the fourth quarter 1998 net income of $4.2 million. First quarter ordinary and equivalent shares outstanding increased to 22.0 million, compared to 21.7 million in the fourth quarter, with earnings per share increasing sequentially 15%.

     "We are pleased with the sequential Q1 growth in both revenue and profits," stated Avigdor Willenz, Galileo's Chairman and CEO. "Q1 was the second consecutive quarter of sequential increase in both revenue and profits and was driven by increasing contribution from our new GalNet-II family of devices and the continuing strength of our new system controller products. As we enter Q2 1999, we are encouraged by the level of design activity in Q1 and are focused in working with our customers to bring their products to market."


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About Galileo Technology Ltd.

     Galileo Technology Ltd., a market leader in complex data communications systems on silicon, is one of the semiconductor industry's fastest growing suppliers of complex, high performance, integrated circuit devices. Galileo's products include single-chip Ethernet switches, high-performance system controllers for RISC processors and WAN coprocessors.

     Galileo's products form the heart of many advanced data communications systems built by leading OEMs, such as Cisco Systems, Hewlett Packard, Nortel Networks, D-Link, Nbase Communications and Intel.

     Galileo employs more than 200 people worldwide with business headquarters in San Jose, California and R&D headquarters in Manof, Israel.

                                      ###

     Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.


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                            GALILEO TECHNOLOGY LTD

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (U.S. dollars, in thousands, except per share data )

                                                                          Three Months Ended
                                                                    March 31,                 March 31,
                                                                      1999                       1998
                                                           -------------------       --------------------

Net sales                                                              $15,152                    $15,139

Cost of sales                                                            5,447                      5,603
                                                           -------------------       --------------------

Gross profit                                                             9,705                      2,652

Operating expenses:
      Research and development                                           3,285                      2,627
      Selling, marketing and administrative                              2,411                      2,475
                                                           -------------------       --------------------

               Total operating expenses                                  5,696                      5,102
                                                           -------------------       --------------------

Operating income                                                         4,009                      4,434

Other income, net                                                        1,216                      1,027
                                                           -------------------       --------------------

Income before provision for income taxes                                 5,225                      5,461

Provision for income taxes                                                 260                        220
                                                           -------------------       --------------------

Net income                                                             $ 4,965                    $ 5,241
                                                           ===================       ====================

Earnings per share:
      Basic                                                              $0.25                      $0.26
                                                           ===================       ====================

      Diluted                                                            $0.24                      $0.25
                                                           ===================       ====================

Shares used in computing earnings per share:
      Basic                                                             20,347                     20,307
                                                           ===================       ====================

      Diluted                                                           22,043                     21,264
                                                           ===================       ====================

                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                         (U.S. dollars, in thousands)

                                                               March 31,              December 31,
                                                                  1999                    1998
                                                         --------------------    --------------------

ASSETS

Current assets:

        Cash, cash equivalents and short-term investments            $ 90,438                $ 86,445
        Accounts receivable                                             5,697                   5,207
        Inventories                                                     2,634                   2,851
        Prepaid expenses and other                                      1,870                   1,745
                                                         --------------------    --------------------

                     Total current assets                             100,639                  96,248

Other assets                                                            1,886                   1,857
Property and equipment, net                                             4,974                   4,816
                                                         --------------------    --------------------

                     Total                                           $107,499                $102,921
                                                         ====================    ====================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

        Accounts payable                                             $  4,776                $  4,826
        Accrued and other liabilities                                   5,151                   6,078
        Deferred income                                                   898                     771
        Current maturities of long-term debt                               92                     128
                                                         --------------------    --------------------

                     Total current liabilities                         10,917                  11,803

Accrued severance pay                                                     287                     283
Long-term debt                                                              -                       6
Other liabilities                                                       1,049                   1,030

Total shareholders' equity                                             95,246                  89,799
                                                         --------------------    --------------------

                     Total                                           $107,499                $102,921
                                                         ====================    ====================